1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103                                         & Bockius LLP
Tel: 215.963.5000                                              Counselors at Law
Fax: 215.963.5001



December 12, 2014


VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: The Advisors' Inner Circle Fund III Post-Effective Amendment No. 17 (File No.333-192858) and Amendment No. 21(File No.811-22920) to Registration Statement on Form N-1A
     ---------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 17 and, under the Investment Company Act of 1940, as amended, Amendment No. 21 (the "Filing") to the Trust's Registration Statement on Form N-1A.

The Filing is made pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of introducing six new series to the Trust: Knights of Columbus Core Bond Fund, Knights of Columbus Limited Duration Bond Fund, Knights of Columbus Large Cap Growth Fund, Knights of Columbus Large Cap Value Fund, Knights of Columbus Small Cap Equity Fund and Knights of Columbus International Equity Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5620.

Very truly yours,

/s/ Leon E. Salkin
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Leon E. Salkin